EXHIBIT 99.1

Complexity Gaming, a GameSquare Company, Signs Exclusive Sponsorship Agreement with H-E-B, a Leading Texas-Based Multi-Format Retailer and Supermarket Chain

March 1, 2023, Toronto, Ontario – GameSquare (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), is pleased to announce that Complexity Gaming has signed an exclusive sponsorship agreement with  H-E-B, a leading Texas-based multi-format retailer. With a growing footprint of more than 420 stores throughout Texas and Mexico, and 117 years in business, H-E-B is committed to serving its local communities. Like Complexity, H-E-B values heart, drive, and innovation making it a perfect partnership. Complexity, in collaboration with Spark Foundry, a global media agency brand within Publicis Media, will promote these shared values to GameSquare’s content creator network, social channels, and various Twitch content streams, that have an aggregated following of more than 175 million.

“We are thrilled to partner with H-E-B, the largest privately held employer in the state of Texas with more than 145,000 employee partners, and $38 billion in annual sales,” said Justin Kenna, CEO of GameSquare. “Leading companies such as H-E-B, are increasingly turning to GameSquare’s platform to deliver outstanding outcomes and partnerships. The depth of our product offering and the creative approach that GameSquare’s vertically integrated platform can provide to brands seeking to connect with gaming and esports fans continues to grow and attract outstanding partners like H-E-B. Our commitment to our clients, and deep understanding of the gaming landscape, perfectly positions us to meet the needs of innovative and leading brands.”

Complexity Gaming was acquired by GameSquare in June of 2021. Since then, GameSquare has invested in Complexity’s platform by signing leading streamers and content creators including TimTheTatman, Cloakzy, and the Baka Bros, and has strived to continue to add female content creators which are now at parity with male creators. The organization has launched Complexity Stars, the world’s first gaming division for celebrities and professional athletes, and a female and non-binary Valorant team, GX3, that competes in the VCT Game Changers program. As a result of these investments, the aggregate following for Complexity has grown from approximately ten million to more than 105 million and continues to expand with the addition of new talent, teams, and Complexity Stars members. The rapid growth of the audience has provided scale and amplified brand awareness including a multi-year sponsorship between Complexity Gaming and Lenovo. The sponsorship with Lenovo made it the exclusive desktop and laptop PC provider and Complexity’s Frisco-based headquarters, named the Lenovo Legion Esports Center.

About GameSquare Esports Inc.

GameSquare is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Spark Foundry

Spark Foundry is a global media agency brand within Publicis Media, a key division of Publicis Groupe [Euronext Paris FR0000130577, CAC 40]. Spark Foundry’s bold vision harnesses a startup spirit with a powerhouse soul, combining an entrepreneurial, innovative business approach with the resources, capabilities, and marketplace clout of Publicis Media. The agency leverages the best industry talent with offices in over 50 countries across the world, including the USA, UK, MENA, Poland, Australia, and China. Spark Foundry has received numerous industry accolades, including Ad Age's 2022 "Media Agency of the Year" and Adweek's 2022 "U.S. Media Agency of the Year."

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media and Press

Paolo DiPasquale

Phone: (216) 464-6400

Email: paolo@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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